SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-22681

SEQUOIA MORTGAGE FUNDING CORPORATION (as Sponsor of the Sequoia Mortgage Trust 7, the Issuer of Collateralized Mortgage Bonds under an Indenture dated as of May 1, 2002)

Sequoia Mortgage Funding Corporation

(Exact name as specified in its charter)

One Belvedere Place
Suite 320
Mill Valley, CA 94941
(415) 389-7373
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive office)

Collateralized Mortgage Bonds
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

Approximate number of holders of record as of the certification or notice date:

Nineteen (19)

     Pursuant to the requirements of the Securities Exchange Act of 1934, Sequoia Mortgage Funding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 6, 2004	SEQUOIA MORTGAGE FUNDING CORPORATION

	By:	/s/ Harold F. Zagunis

	Name:	Harold F. Zagunis
	Title:	Chief Financial Officer, Treasurer and Secretary